

April 10, 2012

<u>Via E-mail</u>
Mr. Hikmet Ersek
President and Chief Executive Officer
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

  Re: The Western Union Company
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 24, 2012
      File No. 1-32903

Dear Mr. Ersek:

   We have reviewed your response dated April 2, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 73

Goodwill Impairment Testing, page 78

1. We reviewed your response to comment three in our letter dated March 21, 2012. Please provide us complete copies of the most recent annual financial reporting package provided to: 1) your chief operating decision maker; 2) each segment manager; and 3) the Board of Directors. To facilitate our review of these reports, please identify for us your segment manager(s), as that term is discussed in ASC 280-10-50-7, and the segment(s) over which each manager is held accountable. Please also provide us an organizational chart detailing your management structure under the chief operating decision maker.

<u>Risk Factors, page 22</u>

<u>Breaches of our information security policies or safeguards could adversely affect…, page 27</u>

<u>Interruptions in our systems or disruptions in our workforce…, page 27</u>

2.	In your response to comment one in our letter dated March 21, 2012, you state that you have been the subject of cyber attacks. You also clarify that the attacks are primarily aimed at interrupting your business or exploiting information security vulnerabilities. In order to place the risks described in this risk factor in an appropriate context, please expand your risk factor to disclose this information.

	You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney at (202) 551-3876 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

					Sincerely,

					/s/ William H. Thompson

					William Thompson
					Accounting Branch Chief